NEWS RELEASE

October 12, 2007

Symbol: Canada TSX.V TVC
Frankfurt, Berlin TGP
2007-16

Tournigan U.S. Uranium Acquisition Agreement and Reorganization Update

Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) is pleased to announce it has entered into an agreement to acquire 100 per cent ownership of its U.S. uranium properties from Sweetwater River Resources LLC ("Sweetwater"). Prior to this acquisition agreement, the Company’s interests in the properties were held through its option agreement with Sweetwater. Closing of the acquisition will take place on the earlier of the Canada Revenue Agency ("CRA") notifying Tournigan that the completion of the acquisition will not prejudice Tournigan’s application for a favourable advance tax ruling in respect of its proposed reorganization announced May 28, 2007 (the "Tournigan Reorganization") or upon the closing of the Tournigan Reorganization.

Upon closing, the Company will make cash payments totaling $642,000, of which $100,000 will be placed in escrow and, in addition, the company will issue 340,000 shares to Sweetwater. The escrowed monies will be released to Sweetwater upon rectification of certain minor deficiencies in land tenure reports, which is expected to occur within three months. Pursuant to regulatory requirements, the common shares issued upon closing will be subject to a four-month hold period.

The U.S. uranium properties acquired comprise more than 53,000 acres of federal lode mining claims in Wyoming, Arizona and South Dakota. Drilling commenced on the Wyoming and South Dakota claims in August 2007.

"We are very pleased to have reached this agreement with Sweetwater and we look forward to developing these properties", said James Walchuck, Tournigan’s President and CEO. "When the agreement closes, Tournigan will control 100 per cent of its Slovakian and U.S. uranium properties".

Tournigan Reorganization Update
The Tournigan Reorganization is subject to a favourable tax ruling from CRA. The Company filed its application for an advance tax ruling from CRA in June 2007 and awaits CRA’s ruling, which it expects to receive in due course.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and a well educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

                "James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

Contact James Walchuck, CEO at +1 (604) 683-8320, or visit www.tournigan.com

24th Floor, 1111 West Georgia Street Vancouver BC Canada V6E 4M3
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com